Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater appoints Head of Investor Relations

Johannesburg, 1 July 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce the appointment of Emma Chapman as Senior Vice President: Investor Relations, effective 1 September 2026.

Emma is a highly regarded mining capital markets and investor relations specialist, with nearly 15 years of experience advising boards and executive leadership teams on investor engagement and strategic positioning, capital allocation and shareholder value creation. She brings extensive expertise across multiple capital markets, including the FTSE, JSE, TSX, and NYSE, supported by a strong financial background in accounting and corporate finance.

She currently serves as Vice President, Investor Relations at Teck Resources, where she has led investor relations through a period of significant corporate transformation and portfolio repositioning. Prior to joining Teck, Emma spent nearly a decade at Anglo American Platinum as Head of Investor Relations and ESG, where she played a key role in strengthening the company's investment proposition and broadening its international shareholder base.

Earlier in her career, Emma worked at Citigroup in corporate broking and investment banking, and at PricewaterhouseCoopers in corporate finance, where she qualified as a Chartered Accountant. She holds a BSc (Hons) in Economics from the University of Bath and has completed the Programme for Leadership Development at Harvard Business School.

Emma will be taking over the Investor Relations role from James Wellsted, who, in support of our focus on executing our refreshed strategy and accelerating delivery of our value creation plan, has joined the Group Transformation Office as EVP Business Analytics and Improvement. This office is focused on implementing our simplified operating model, strengthening our business planning, and improving benchmarking to support performance excellence and the delivery of sustainable value. This transition builds on James's significant contributions over the past 13 years, and we look forward to his invaluable input in the next phase of the Group's strategic execution.

CEO, Richard Stewart, commented: "We are delighted to welcome Emma to Sibanye-Stillwater. Emma has built an exceptional reputation across the global mining investment community through her deep industry expertise, strategic insight and ability to engage effectively with investors and stakeholders across multiple capital markets. Her experience and perspective will be invaluable as we continue to strengthen our engagement with the global investment community and create long-term shareholder value."

About Sibanye-Stillwater
Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “intend”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

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